EXHIBIT 99.1

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                   Companhia Brasileira de Distribuicao (CBD)
                         Announces April 2003 Net Sales

Sao Paulo, Brazil, May 14th, 2003 - Companhia Brasileira de Distribuicao (NYSE
[CBD]; BOVESPA [PCAR4]) today announced preliminary, non-audited April 2003 sales figures. The information is presented based on consolidated figures and in Reais, in accordance with Corporate Law.

In April 2003, gross sales of Companhia Brasileira de Distribuicao totaled R$
1,117.6 million and net sales of R$ 944.3 million, representing growth rates of 36.4% and 35.9%, respectively, compared to the same period in 2002. In April, same store sales increased by 20.0% compared to the same month in the previous year, with a 26.7% growth in food products and a 6.8% decrease in non-food products. The weak performance of the non-food products, especially home appliances and electronic products, is still a strong reflection of a scenario marked by high interest rates.

The month of April was positively affected by the calendar as, in 2002, Easter holiday occurred in March, while in 2003 it occurred in April. In the two months
(accumulated figure), therefore excluding the "Easter effect", our same store sales increased by 14.3% in food products and decreased by 2.0% in non-food products, representing a total growth of 11.2%.


Sales Performance

                                [OBJECT OMITTED]

                               Sales Performance

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                4-02    5-02    6-02    7-02    8-02    9-02    10-02   11-02   12-02   1-03    2-03    3-03    4-03
Same Stores     -7.8%    7.2%    3.3%    5.3%    7.7%    2.6%    8.6%   11.7%    7.0%   10.0%   12.5%    4.0%   20.0%

Total Stores     1.5%   17.3%   12.8%   24.8%   28.6%   22.6%   27.4%   28.6%   18.8%   23.6%   26.5%   17.8%   35.9%

Note: Same store sales figures include only the stores which have been operating for at least 12 months.
* If deflated by IPCA, total sales performance was 16.4% higher than the one registered in the same period in 2002. Same store sales' performance was 2.7%.

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
COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)     THOMSON FINANCIAL INVESTOR RELATIONS
Fernando Tracanella                            Doris Pompeu
Investor Relations Director                    Phone: (11) 3848 0887 ext. 208
Daniela Sabbag                                 E-mail: doris.pompeu@thomsonir.com.br
Financial Analyst                                      -----------------------------
Phone: (11) 3886 0421 Fax: (11) 3884 2677
E-mail: pa.relmerc@paodeacucar.com.br
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                       Website: http://www.cbd-ri.com.br
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The statements contained in this release referring to the perspective for the
Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on
Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
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